
Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

7th August 2003


03029179

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



Elaine Marriner
Group Legal Counsel

Enclosure

dlw 8/11

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Full Text Announcement

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Blocklisting Interim Review
Released	09:02 7 Aug 2003
Number	4267O

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN OVERSEAS EXECUTIVE SHARE OPTION SCHEME (1987)

3. Period of return: From: 1/2/03 to: 31/7/03

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
270,952

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
270,952

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

18TH OCTOBER 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
231,995,596

Contact for queries:

Name: MRS E. MARRINER

Address:
MORGAN HOUSE,
MADEIRA WALK,

WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837219

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN EXECUTIVE SHARE OPTION SCHEME (1984)

3. Period of return: From: 1/2/03 to: 31/7/03

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
210,104

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
210,104

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
1,000,000 ORDINARY SHARES OF 25P EACH

18TH OCTOBER 1995

700,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
231,995,596

Contact for queries:

Name: MRS E. MARRINER
Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837219

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME

3. Period of return: From: 1/2/03 to: 31/7/03

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
122,601

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
122,601

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
1,000,000 ORDINARY SHARES OF 25P EACH

18TH OCTOBER 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
231,995,596

Contact for queries:

Name: MRS E. MARRINER
Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837219

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME 1995

3. Period of return: From: 1/2/03 to: 31/7/03

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
441,924

5. Number of shares issued/allotted
under scheme during period:
2,036

6. Balance under scheme not yet issued/allotted
at end of period:
439,888

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
231,995,596

Contact for queries:

Name: MRS E. MARRINER
Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837219

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN EXECUTIVE SHARE OPTION SCHEME 1995

3. Period of return: From: 1/2/03 to: 31/7/03

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
500,000

5.Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
500,000

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
231,995,596

Contact for queries:

Name: MRS E. MARRINER

Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837219

END


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